FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Cadbury Schweppes Employee Trust

Company dealt in	Cadbury plc

Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares of 10 pence each

Date of dealing	1 October 2009

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	See attached schedule See attached schedule	N/A

(2) Derivatives (other than options)	N/A	N/A

(3) Options and agreements to purchase/sell	N/A	N/A

Total	See attached schedule See attached schedule	N/A

(b)	Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Short
	Number	Number
	( %)	( %)

(1) Relevant securities	N/A	N/A

(2) Derivatives (other than options)	N/A	N/A

(3) Options and agreements to purchase/sell	N/A	N/A

Total	N/A	N/A

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

See attached schedule

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

N/A	N/A	N/A	N/A

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,	Writing, selling,	Number of	Exercise	Type, e.g.	Expiry	Option money
e.g. call option	purchasing, varying	securities to which	price	American, European	date	paid/received per
	etc.	the option relates (Note 7)		etc.		unit (Note 5)

N/A	N/A	N/A	N/A	N/A	N/A	N/A

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

N/A	N/A	N/A

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

N/A	N/A	N/A

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreemen person disclosing and any other p relevant securities under any opt the voting rights or future acqui to which any derivative referred should be stated.	t, arrange erson rela ion referr sition or to on this	ment or understanding between the ting to the voting rights of any ed to on this form or relating to disposal of any relevant securities form is referenced. If none, this

N/A

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	2 October 2009

Contact name	John Mills

Telephone number	01895 615176

Name of offeree/offeror with which associated	Cadbury plc

Specify category and nature of associate status (Note 10)	Category (6) – an employee benefit trust of Cadbury plc

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel’s website at www.thetakeoverpanel.org.uk

SCHEDULE
Form 8.1 Aggregated Dealings Disclosure
For a Category (6) associate

Aggregated sales by the Cadbury Schweppes Employee Trust, on behalf of its beneficiaries, to satisfy obligations under Cadbury plc’s employee share schemes.

Date of dealing	Purchase/sale	Total number of	(%)	Resultant number of	(%)
		shares		shares held as at
				close of business
				on date of dealing
1 October 2009	Sales	31,498	0.002	2,038,877	0.149